Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF MIRATI THERAPEUTICS, INC.

ARTICLE ONE

The name of the corporation is Mirati Therapeutics, Inc. (hereinafter called the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, 19801. The name of its registered agent at that address is The Corporation Trust Company.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE FOUR

The total number of shares which the Corporation shall have the authority to issue is One Thousand (1,000) shares, all of which shall be shares of Common Stock, with a par value of $0.01 per share.

ARTICLE FIVE

The directors shall have the power to adopt, amend or repeal By-Laws, except as may be otherwise be provided in the By-Laws.

ARTICLE SIX

The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

ARTICLE SEVEN

Subject to the provisions of the General Corporation Law of the State of Delaware, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, subsequent to the adoption of this ARTICLE SEVEN, except to the extent that such liability arises (i) from a breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) as a result of acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law relating to the unlawful payment of dividends or unlawful stock purchase or redemption or (iv) any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this ARTICLE SEVEN, nor the adoption of any provision of the Certificate of Incorporation, the Bylaws or of any statute inconsistent with this ARTICLE SEVEN, shall eliminate or reduce the effect of this ARTICLE SEVEN, in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

Exhibit 3.1

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advance expense to) directors and officers of the Corporation through Bylaws provisions, agreements with such persons, a vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this ARTICLE SEVEN to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

Any repeal or modification of this ARTICLE SEVEN shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this ARTICLE SEVEN in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

ARTICLE EIGHT

The Corporation reserves the right to amend or repeal any provisions contained in this Second Amended and Restated Certificate of Incorporation from time to time and at any time in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders and directors are granted subject to such reservation.

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